Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Preliminary Prospectus Supplement dated February 23, 2021 (to Prospectus dated

November 20, 2018)

AIR LEASE CORPORATION

$300,000,000

300,000 SHARES OF 4.650% FIXED-RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

PRICING TERM SHEET

DATE: FEBRUARY 23, 2021

This pricing term sheet supplements the information set forth under “Description of the Series B Preferred Stock” in the preliminary prospectus supplement, dated February 23, 2021, to the prospectus, dated November 20, 2018 (the “Preliminary Prospectus Supplement”).

Issuer:	Air Lease Corporation

Security:	4.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”)

Expected Security Ratings*:	Standard & Poor’s Rating Services: BB+ Fitch Ratings: BB+ Kroll Bond Rating Agency: BBB

Size:	$300,000,000 (300,000 shares of Series B Preferred Stock)

Liquidation Preference:	$1,000.00 per share of Series B Preferred Stock

First Reset Date:	June 15, 2026

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date. Reset Dates, including the First Reset Date, will not be adjusted for business days.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period.

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 4.650% from the date of original issuance to, but excluding, the First Reset Date; and (ii) the “Five-year U.S. Treasury Rate” (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Dividend Determination Date plus 4.076% for each Reset Period from, and including, the First Reset Date.

Dividend Payment Dates:	If declared, March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2021.

Net Proceeds (before expenses):	$296,250,000.00

Term/Maturity:	Perpetual

Day Count:	30/360

Optional Redemption:	The Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part, from time to time, on any Dividend Payment Date on or after June 15, 2026 for cash at a redemption price equal to $1,000.00 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Call for Rating Agency Event:	The Issuer may, at its option, redeem the Series B Preferred Stock in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a rating agency event (as defined in the Preliminary Prospectus Supplement), or, if no review or appeal process is available or sought with respect to such rating agency event, at any time within 120 days after the occurrence of such rating agency event, at a redemption price in cash equal to $1,020.00 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent the Issuer uses the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, the Issuer may temporarily invest funds in short-term investments, including marketable securities.

Public Offering Price:	$1,000.00 per share

Trade Date:	February 23, 2021 T+5; March 2, 2021
Settlement Date**:

CUSIP:	00912XBJ2

ISIN:	US00912XBJ28

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:

BMO Capital Markets Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

Keefe, Bruyette & Woods, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Series B Preferred Stock will be made against payment therefor on or about the Settlement Date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Preferred Stock on the Trade Date or the following two business days will be required, by virtue of the fact that the Series B Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares who wish to trade the Series B Preferred Stock prior to the Settlement Date should consult their own advisors.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (ii) J.P. Morgan Securities LLC collect at (212) 834-4533, (iii) RBC Capital Markets, LLC toll-free at 1 (866) 375-6829 or (iv) Wells Fargo Securities, LLC toll-free at 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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